Ira L. Kotel Partner	ira.kotel@dentons.com D+1 973 912 7177 Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA T+1 212 768 6700 F+1 212 768 6800

September 12, 2013

Mark P. Shuman

Branch Chief—Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Amber Road, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted on July 12, 2013

CIK No. 0001314223

Dear Mr. Shuman:

On behalf of Amber Road, Inc. (the “Company”), we are hereby submitting draft No. 2 (the “Amendment”) to the Company’s registration statement on Form S-1, which the Company first submitted to the Securities and Exchange Commission (“Commission”) on July 12, 2013 (the “Registration Statement”).

The Company has revised the Registration Statement to reflect its responses to the August 8, 2013 comments (the “Comment Letter”) from the Commission staff (the “Staff”). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in the Comment Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments in the Comment Letter. Bold face type indicates the Staff’s comments set forth in the Comment Letter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Company advises the Staff that it has not utilized or authorized any written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. Further, to the Company’s knowledge and to date, no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act. The Company undertakes to furnish the Staff with copies of any such written communications or research reports that may be utilized in the future in connection with the securities offering contemplated by the Registration Statement.

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2.	Please provide us with the relevant portions of the industry research reports you cite, and provide complete copies of the reports that were commissioned for you or for this offering. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

RESPONSE: The Company has enclosed with the Staff’s courtesy copy of this letter, as supplemental material, copies of the five third-party reports that the Company cites in the Amendment along with appropriate cross references. Of these five reports, the Eurostat, U.S. Census Bureau and Congressional Research Service reports are publicly available, were not prepared for the Company, and were obtained by the Company without charge. As disclosed in the Amendment, the Company commissioned the independent SCM World and ARC reports, which it did at its sole cost. The Company has obtained the consent of both SCM World and ARC to include references to their respective reports in the Registration Statement.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

RESPONSE: The Company has enclosed with the Staff’s courtesy copy of this letter, as supplemental material, copies of those graphical materials and artwork the Company intends to use in the printed version of the prospectus. The Company has included all additional graphical materials and artwork that it intends to use as part of the filed Amendment.

4.	We note that Goldman, Sachs & Co., beneficially owns approximately 15.7% of your stock. FINRA 5121 sets forth specific transaction and disclosure requirements when a member firm with a conflict of interest participates in certain public offerings. Please tell us whether Goldman, Sachs & Co. will be participating in the offering, and whether their identified percentage ownership will require that a qualified independent underwriter participate in the transaction.

RESPONSE: Goldman, Sachs & Co. will not participate in the offering as a member of the banking syndicate or otherwise within the meaning of FINRA 5121. It may, however, partake in the offering as a selling stockholder.

5.	Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions as they relate to your business, the extent of your market opportunity, and client base characteristics. You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions. For example, please provide support for the following:

• “As a leading provider of cloud-based global trade management (GTM) solutions...,” on page 1;

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• “Many of our customers, including some of the world’s largest enterprises, automated their global trade processes for the first time with our solution...,” on page 4;

• “Most global trade functions historically have been handled manually by outsourced service providers and internal specialists...”, on page 60; and

• “We believe this is due in part to a lack of automation and skilled GTM practitioners. Due to long delivery times associated with shifting supply bases overseas, importers experience ballooning inventory levels, leading to higher costs...,” on page 61.

RESPONSE: The Company respectfully informs the Staff that the factual basis for the claims, beliefs and opinions in the Registration Statement, including those identified above, is the direct experience or first hand observation of the Company’s management in the GTM industry for more than a decade. The Company’s senior managers interact with customers, potential customers and other global trade participants on a regular basis, and accordingly, they have in-depth knowledge of both the history and current state of the GTM industry, as well as the competitive landscape for GTM solutions. The Company has used and continues to use discussions with industry participants regarding traditional and modern GTM practices in order to develop and refine its GTM solution.

In addition to its direct experience with the facts underlying the assertions in the Registration Statement, for certain assertions the Company can also provide objective third party evidence. With regard to the statement that the Company is a leading provider of GTM solutions, the Company refers the Staff to the enclosed supplemental materials consisting of copies of multiple GTM industry publications in which publishers have recognized the Company’s leadership position in its field in the past two years alone. The Company believes that these publications are among the most well-respected and authoritative publications in the GTM industry. In addition, the Company is providing supplementally for the Staff’s review a copy of a 2009 publication by AMR Research entitled Global Trade Management Vendor Landscape. In this publication the Company was featured under its prior name, Management Dynamics, as one of 10 companies that provide GTM solutions. The Company submits to the Staff that its inclusion along side the other nine GTM automation providers at a time when the Company’s GTM solution was less robust than it is today demonstrates that the Company was a leading GTM solution provider as early as 2009. The Company did not pay to be included in the AMR Research publication or to receive the awards. In certain cases, the Company purchased advertising from and/or otherwise paid to conduct marketing activities with the foregoing entities.

With regard to the statement that global trade functions historically have been handled manually, in addition to the Company’s direct experience and first hand observations, the Company refers the Staff to Figure 20 on page 17 of the supplementally provided SCM World report demonstrating that trade participants still perform many GTM functions manually.

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Prospectus

Summary General

6.	You employ the term actionable syntax. Please replace this technical term with a readily understandable, concise explanation of the concept you wish to express. Please refer to Rule 421(d) of Regulation C.

RESPONSE: The Company has revised its disclosure on pages 2, 13, 63 and 70 of the Amendment in response to the Staff’s comment.

7.	Please refrain from using defined terms in the prospectus summary. For example, it does not appear necessary to use defined terms for Global Trade Management, Enterprise Technology Framework, and application programming interfaces, and the use of specialized acronyms such as GTM impair the accessibility of the document. See Rule 421(b) and (d) of Regulation C.

RESPONSE: The Company has revised the Amendment throughout to reduce the use of defined terms, however, the Company respectfully informs the Staff that where such terms represent the Company’s registered or unregistered trademarks, including Enterprise Technology Framework and Global Knowledge, the Company has maintained its use of defined terms. In addition, the Company respectfully disagrees that the acronym GTM impairs the accessibility of the Registration Statement to readers. GTM is a widely recognized term for the name of the Company’s industry and is used by the Company’s competitors as well as other industry participants such as consulting firms, conference organizers and trade groups. The Company believes it has provided readers of the Registration Statement with sufficient education about the GTM industry that use of the GTM acronym should not be confusing, and, indeed, if the Company were to replace the more than 120 references in the Registration Statement to GTM with “global trade management,” the Registration Statement would become more unwieldy and cumbersome to read.

8.	You state that prior to the completion of the offering you plan to reincorporate in the State of Delaware. Please tell us when you anticipate this reorganization to occur. Tell us whether the reincorporation will occur prior to effectiveness of the registration statement. Further please advise whether the Delaware corporation has been formed. Provide your analysis of whether the articles of merger are required to be filed.

RESPONSE: The Company informs the Staff that it will reorganize in Delaware prior to the effectiveness of the Registration Statement and that the Delaware corporation has yet to be formed. Immediately following its reincorporation in Delaware, the Company’s certificate of incorporation will provide rights to the Company’s present stockholders consistent with those contained in the Company’s existing New Jersey certificate of incorporation. The Company will amend and restate this new Delaware certificate of incorporation immediately prior to the effective date of the Registration Statement and the simultaneous conversion of all outstanding preferred stock to common stock, subject to the closing of the offering. The Company does not believe that the articles of merger are required to be filed as an exhibit to the Registration Statement because, given the timing of the reincorporation prior to effectiveness, it is not material to investors. The Company submits that it will file its amended and restated Delaware charters and bylaws as exhibits to the Registration Statement, which will provide investors with all material information regarding the rights of the Company’s common stockholders.

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Overview, page 1

9.	Please provide us with a copy of your annual internal survey. In addition, tell us how you selected the customers to survey, the number of customers contacted, the corresponding response rate, and how you quantify “high satisfaction.”

RESPONSE: The Company has enclosed with the Staff’s courtesy copy of this letter as supplemental materials a copy of its 2012 annual internal customer satisfaction survey. Consistent with past practice, in 2012 the Company contacted each of its approximately 400 customers to participate in its annual survey and it obtained 125 responses. The Company refers the staff to the last component of Question 16 of the survey, “Please rate your overall satisfaction of the value of Product to my Company” for support for the Company’s revised assertion in the Amendment that, “Our customers have expressed satisfaction with the value they derive from our solution in our annual internal customer satisfaction surveys.” As reflected in the survey, 78.2% of the Company’s customers indicated that they were either satisfied or very satisfied with the value of the Company’s solution. The Company respectfully submits to the Staff that the survey demonstrates the overall satisfaction of the Company’s customers with its solution.

10.	You state that your solutions served 399 customers in 2012. In order to provide some context and comparability to this disclosure, please disclose similar information for prior periods.

RESPONSE: The Company has revised its disclosure on pages 2, 40, 64 and 79 of the Amendment in response to the Staff’s comment to include customer counts on an annual basis.

11.	When discussing the extent of your international client base, please ensure that any such discussion is balanced with a discussion of the proportion of total revenues attributable to these clients.

RESPONSE: With respect to the disclosure in the “Overview” subsection of the “Prospectus Summary” and “Business” sections of the Registration Statement regarding the Company’s international client base, the Company has revised its disclosure on pages 2, 5, 40, 64, 73 and 79 of the Amendment to clarify that the reference to users in 80 countries does not relate to the Company’s number of international customers. The Company categorizes its customers as domestic or international based on the location of their headquarters. As the Company’s solution is often implemented across a multi-national enterprise, a single domestic or international customer may have offices, and users of the Company’s solution, in multiple countries. Because the disclosure identified by the Staff does not refer to the Company’s international client base, the Company submits that disclosure regarding proportion of total revenues is not required. However, the Company has disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” that during 2012, and for the six months ended June 30, 2013, revenue from international customers accounted for 9% and 10% of total revenue, respectively.

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12.	You disclose your revenues for 2010, 2011, 2012 and the three months ended March 31, 2013, but have not included corresponding information for your net losses. Disclose those net losses for each period where you highlighted the revenues to provide a balanced presentation.

RESPONSE: The Company has revised its disclosure on pages 3 and 64 of the Amendment in response to the Staff’s comment.

The Offering, page 7

13.	Your disclosure appears to indicate that you may effect a reverse split of your common stock prior to the effectiveness of the registration statement. If you do so, please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the reverse stock split. We refer you to SAB Topic 4(C).

RESPONSE: The Company acknowledges the Staff’s comment and confirms that, once the anticipated reverse stock split has been approved by the Company’s board of directors and its stockholders, the Company will revise its financial statements and its disclosures throughout the Registration Statement to give retroactive effect to the reverse stock split.

Summary Consolidated Financial Data, page 8

14.	We note from your disclosure on page 7 that you may use a portion of the proceeds to repay debt. Once you determine the amount of debt to be repaid, please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 28 and 31 of the Amendment to remove the reference to the potential repayment of indebtedness with the proceeds of the offering. The Company advises the Staff that it currently has no specific intention to repay indebtedness with the proceeds of the offering, but if the Company’s intention changes prior to the completion of the offering, the Company will update the disclosure in the Registration Statement in accordance with the Staff’s comment.

Risk Factors, General

15.

On page 69 you disclose that in 2012 one customer accounted for 11% of your total revenue. Please us what consideration you gave to including a risk factor disclosing this concentration. Item 101(c)(1)(vii) requires that the name of any customer shall be

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disclosed if sales to the customer equal to 10 percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you. Please revise to name the customer or explain why you are not required to provide that information.

RESPONSE: In drafting the Registration Statement, the Company reviewed the applicable portion of Item 101(c)(1)(vii) and analyzed both prongs of the rule, each of which must be satisfied before the Company would be required to disclose the identity of its 11% customer.

First, with respect to sales to this customer in excess of 10% of revenue, the Company noted that (i) this customer’s contribution to revenue has never exceeded 12% of total revenue, and (ii) the Company expected and still expects this contribution to decline in future periods as a result of the Company’s continuing growth in its customer base.

Second, with respect to whether the potential loss of this customer would have a material adverse effect on the Company taken as a whole, the Company considered that such loss would have relatively little impact on the Company’s profitability because this customer’s contribution to the Company’s gross margin is significantly less than that of any other enterprise customer. Accordingly, the Company believed and still believes that it could replace this margin contribution with relative ease through one or more new sales by executing its current growth strategy including the Company’s proposed investment in its sales force using the proceeds of this offering.

Third, the Company considered a number of additional factors that it believes are probative of the immateriality of the identity of this customer to investors. In particular, the Company has no reason to believe that this customer could not or would not renew its subscription. The customer is a highly profitable and well capitalized consumer electronics manufacturer not subject to an elevated risk of bankruptcy or acquisition. It has renewed its subscription agreement with the Company four times since 2002. Furthermore, as is the case with the terms of the Company’s customer agreements generally, which are disclosed in the Registration Statement under the caption “Business—Our Customers,” the Company’s agreement with this customer is terminable only for cause and will not expire until December 31, 2014, at which time it will continue to automatically renew for successive one-year periods unless either party provides 180 days prior notice of termination.

After due consideration of all the foregoing factors, the Company declined to include a revenue concentration risk factor in the Registration Statement because it concluded that customer concentration was not a material risk, and that in particular a loss of this customer would not have a material adverse effect on the Company. Accordingly, the Company respectfully submits to the Staff that the identity of its 11% customer is not material to investors.

Finally, unlike its customers named in the Registration Statement, this customer has not consented to be named therein, and the Company would risk termination of its agreement with this customer for cause if it were required to name this customer publicly in violation of its contractual obligation of confidentiality to this customer.

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“Our quarterly results of operations may fluctuate in the future...,”, page 17

16.	This disclosure appears to present risks that could apply to any issuer or any offering. Please include a more tailored discussion of the specific risks to the company. See Item 503(c) of Regulation S-K.

RESPONSE: The Company has revised its disclosure on page 18 of the Amendment in response to the Staff’s comment.

“If we are unable to achieve and maintain effective internal control over financial...”, page 27

17.	Please revise to disclose that you have not yet evaluating the effectiveness of your internal control over financial reporting, and any resultant risks to investors. Also revise your disclosure to state that this evaluation will be required to be provided upon the filing of your second annual report, rather than upon the filing of your Form 10-K for the fiscal year ended December 31, 2013. Refer to Instruction No. 1 of Item 308 of Regulation S-K.

RESPONSE: The Company has revised its disclosure on page 28 of the Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations General

18.	Please consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term and the actions that you are taking to address these opportunities, challenges and risks. Refer to Section III.A of SEC Release 33-8350. For example, please tell us what consideration you gave to discussing in your overview the risk you face in expanding your international operations. Please also ensure that any discussion of your international operations is balanced with disclosures of the proportion of your revenues attributable to such operations.

RESPONSE: The Company has revised its disclosure on pages 39 and 40 of the Amendment in response to the Staff’s comment.

19.	Please revise your disclosures to quantify increases, rather than use of terms such as “primarily.” Please revise throughout to provide quantitative support for your narrative explanations. Refer to Section III.D of SEC Interpretive Release 33 6835. For example, on page 50, when discussion subscription revenue changes for 2012, you state that: “[t]he increase in subscription revenue resulted from an increase in the number of large subscriptions from customers, as well as recognition of revenue for a full year for the new customers added in 2011.”

RESPONSE: The Company has revised its disclosure throughout the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Amendment in response to the Staff’s comment.

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20.	Certain of your disclosures identify two or more sources of a material change, but the dollar amounts and proportionate contribution for each source are not disclosed. Please revise throughout insofar as possible to provide quantitative disclosures for each driving factor. For example, we note the following disclosures: On page 51, when discussing changes in professional services revenue for 2012, you state that: “the increase in subscription services revenues was attributable primarily to an increase in demand for professional services from our expanding customer base.”

RESPONSE: The Company has revised its disclosure throughout the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Amendment in response to the Staff’s comment.

Overview, page 37

21.	Please expand your disclosure to describe circumstances or obstacles that have resulted in your recurring net losses and explain the steps planned my management to improve operating results, with a view to ultimately attaining profitable operations.

RESPONSE: The Company has revised its disclosure on page 40 of the Amendment in response to the Staff’s comment.

Components of Operating Results Income Tax Expense (Benefits), page 41

22.	We note your disclosures here, and on page 20; however, please clarify whether you believe that the net operating losses may be subject to limitations from previous ownership changes. Further, clarify if you believe historical transactions may limit the utilization of your tax losses, please briefly discuss those transactions and the reasons and extent of the uncertainty, as material. Discuss the impact of the offering in this respect.

RESPONSE: The Company has revised its disclosure on page 20 of the Amendment in response to the Staff’s comment.

Critical Accounting Policies, page 41

23.	Please revise your critical accounting policies to describe the significant estimates and assumptions that management considers in testing goodwill for impairment. For instance, you should disclose the significant estimates and assumptions used in your valuation models and any estimates of control premiums or discounts; the degree of uncertainty associated with your key assumptions and; a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions. We refer you to Section V of SEC Interpretive Release No. 33- 8350.

RESPONSE: The Company has revised its disclosure on page 50 of the Amendment in response to the Staff’s comment.

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Stock-Based Compensation Common Stock Valuations, page 44

24.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

RESPONSE: The Company informs the Staff that it first initiated formal discussions with the underwriters in the fourth quarter of 2012 and the organizational meeting for the IPO was held in May 2013. While the representative of the underwriters has provided the Company information regarding the potential positioning of the Company in the IPO marketplace generally, as well as calculations and valuation multiples of other SaaS companies, the underwriters have not provided any formal valuation of the Company or related estimated price range for the Company’s potential IPO. The Company undertakes to provide the Staff with the proposed IPO price range once it is available.

25.	Please revise your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

RESPONSE: The Company undertakes to provide the disclosure requested by the Staff at such time as the Company’s underwriters communicate to it an estimated IPO price.

26.	Please clarify whether the common stock fair value per share amounts in your table on page 45 represent the fair value of your stock options or the fair value of the underlying common stock at each grant date. In this regard, it would appear that the column represents the fair value of the option and is therefore improperly labeled. Please revise the table to also include the fair value of the underlying common stock and the intrinsic value, if any, for each grant.

RESPONSE: The Company informs the Staff that the column previously labeled “Common Stock Fair Value Per Share At Grant Date” represented the fair value of the option and not the underlying common stock. The Company has revised its disclosure on page 47 of the Amendment in response to the Staff’s comment to add the fair value of the underlying common stock and the intrinsic value, if any, for each grant.

27.	Please revise to disclose how you determined your enterprise value at each valuation date. For instance, explain whether you applied the market, income or asset approach, or used a combination of these valuation methodologies. Also, please revise to disclose the assumptions used to determine your enterprise value including, but not limited to, growth rates, discount rates, market multiples, and any weighting of outcomes or valuation methods.

RESPONSE: The Company has revised its disclosure on pages 47, 48, 49 and 50 of the Amendment in response to the Staff’s comment.

28.

Please revise to disclose the specific factors that contributed to the increase in the estimated fair value of your underlying common stock between each valuation period. Your disclosures should clarify the extent to which the increase is attributable to increases in projected revenue or earnings, changes in the valuation multiples of your

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comparable companies, significant intervening events within the company or changes in other assumptions or valuation methodologies. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

RESPONSE: The Company has revised its disclosure on pages 47, 48, 49 and 50 of the Amendment in response to the Staff’s comment and the Company hereby undertakes to update the Registration Statement when its estimated IPO price is known to explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of the IPO offering range.

29.	Please continue to provide us with updates to the requested information and provide updated disclosure for all equity related transactions subsequent to this request through the effective date of the registration statement.

RESPONSE: The Company undertakes to continue to provide the Staff with updates to the requested information and to provide updated disclosure for all subsequent equity-related transactions through the effective date of the Registration Statement.

30.	For any options granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

RESPONSE: The Company advises the Staff that if there are any options granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the Registration Statement that will have a material impact on our financial statements, the Company will update the Registration Statement in response to the Staff’s comment.

Results of Operations, page 48

31.	You state that among other factors, the increase in subscription revenue resulted from an increase in the number of large subscriptions from customers. Please tell us how you define “large subscriptions.” Also, if applicable, please ensure that you discuss whether this increase is tied to any group of a small number of customers.

RESPONSE: The Company informs the Staff that “large subscriptions” refer to subscriptions from enterprise customers, which are defined in the Registration Statement as customers with annual revenues of more than $1 billion. The Company has revised its disclosure on pages 54 and 55 of the Amendment in response to the Staff’s comment.

32.

We note from your disclosures on page 38 that your solutions served 399 customers consisting of 140 enterprise customers and 259 mid-market customers with average annual revenues from enterprise customers of approximately $266,000 and average

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revenues from mid-market customers of $24,000. Please revise your disclosures to discuss the number of customers and average revenues from enterprise and mid-market customers for each period presented. This appears to be important information necessary to understanding and evaluating your results of operations. We refer to you Section III.B.1 of SEC Interpretive Release No. 33-8350.

RESPONSE: The Company has included in the Registration Statement the number of mid-market and enterprise customers only for its most recent fiscal year in order to provide investors with the relative position of each customer class in the Company’s overall customer base. However, it has not provided this information historically because this information does not represent operating or financial results that the Company monitors over time. In addition, the relative mix of mid-market and enterprise customers has not changed materially from 2010 to the present, and accordingly, the Company does not consider the historical number of mid-market and enterprise customers to be meaningful disclosure for investors. In contrast, the Company has provided its revenue retention rate and adjusted EBITDA on a yearly basis because these are figures that it tracks for management purposes and because they are customary and helpful to investors.

Liquidity and Capital Resources, page 54

33.	Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day’s sales outstanding (“DSO”) at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350

RESPONSE: The Company informs the staff that the most similar metric to DSO that it tracks is day’s billed outstanding (“DBO”), however, the Company’s DBO figures do not show a meaningful trend that would be helpful to investors, and accordingly, it respectfully submits that the present disclosure under the heading “Liquidity and Capital Resources” is adequate.

34.	We note that the outstanding balance under your line of credit was $3.0 million as of June 30, 2013. Please revise your disclosures to indicate whether you are in compliance with the various reporting and financial covenants as of June 30, 2013.

RESPONSE: The Company has revised its disclosure on page 60 of the Amendment in response to the Staff’s comment.

Capital Resources, page 56

35.	We note that you believe your cash and cash equivalents, the proceeds from this offering and cash flows from your operations will be sufficient to meet your working capital and capital expenditure requirements for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

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RESPONSE: The Company has revised its disclosure on page 60 of the Amendment in response to the Staff’s comment.

Business Our Solution Components of Our Solution, page 64

36.	You state that you believe your trade content provides a competitive advantage, however, since you have not provided competitive context for this information, we are unable to ascertain the basis for your belief.

RESPONSE: The Company’s belief that its trade content provides it with a competitive advantage is based on the critical nature of trade content to GTM. Moving goods through a supply chain requires up-to-date information regarding duties and taxes, specifications for free trade agreements, transportation rates, and sailing schedules, all of which comprise trade content, as further described in the Registration Statement on page 70 and 71 under the subheading “Trade Content.”

The Company discloses on page 83 and 84 of the Amendment under the heading “Business—Competition” the competitive context supporting its assertion that its trade content provides a competitive advantage. Namely, the Company discloses that neither of the two categories of competitors that the Company encounters in the marketplace match its trade content offering. In particular, the Company discloses that with respect to its ERP vendor competitors, it differentiates itself in the marketplace by delivering a broader and more complete solution, including trade content which ERP vendors do not deliver. Similarly, with respect to GTM vendor competitors, the Company discloses that it differentiates itself in the marketplace by delivering superior solution breadth and a lower total cost of ownership. The Company is aware of the relative strength of its trade content in the marketplace based on its experience in, and first hand observation of, the GTM industry. This knowledge has been gained through interviews with potential and actual customers about why the Company won or lost particular bids, as further explained in the Company’s response to Question 5 above. The Company has consistently received feedback from its customers that it differentiates itself from its competitors, and was selected as their GTM vendor, due to the strength of its trade content.

37.	We note that you include a list of your current customers, but state that the list may not be representative of all your customers. Similarly, we note your disclosures elsewhere in the document, where you state that you sell your GTM solution to many of the largest enterprises in the world, including some that you identify. Please disclose the criteria used to select the identified customers. For example, please disclose the minimum amount the clients spent on your solutions during recent financial periods, and/or the significance of these customers to your business. To the extent the named customers or your arrangements with the customers are not representative of your customers, generally, please explain those variances, as material.

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RESPONSE: The Company has revised its disclosure on pages 2, 64, 79 and 80 of the Amendment in response to the Staff’s comment to add additional customer names and eliminate the disclaimer that the customer list may not be representative of all of its customers. The Company supplementally informs the Staff that the basis for selection of the customers named on page 80 was to include customers who, on balance, represent the Company’s customer base in terms of mid-market and enterprise class, industry, solution modules deployed and geography. The Company also identified customers whose brands the Company believed would be recognizable to a general investor and would therefore provide a meaningful understanding of the types of customers the Company serves. Finally, the Company sought the consent of each customer identified in the Registration Statement, and the list included in the Registration Statement reflects only those customers who consented to being named therein.

Customer Case Studies, page 70

38.	Please disclose the time periods utilized for the case studies, and whether your solutions were deployed company-wide. In addition, please tell us how you compiled these studies, whether they have been reviewed by the companies, and whether the companies concur with the characterizations. Finally, please provide support and/or context for the following claims:

•	“Improved order workflow visibility,” on page 71;

•	“Reduced broker errors significantly,” on page 72; and

•	“Enhanced speed by mitigating cycle time waste,” on page 73.

RESPONSE: The Company informs the Staff that case studies were developed during June and July of 2013 for inclusion in the Registration Statement and relate to active customers deployments. With the exception of the General Electric case study, all off the case studies relate to customers who first deployed the Company’s solution during the last four years. General Electric first deployed the Company’s solution in 2004, however, each year since that time, the Company has expanded its relationship with General Electric. The Company has revised its disclosure on pages 80, 81, 82 and 83 of the Amendment in response to the Staff’s comment to specify how long each case study subject has been a customer of the Company. In all cases, the customers identified in the case studies deployed the solution company-wide. The Company compiled these case studies by asking selected current customers to participate in drafting them, including review and revision by their legal and corporate communications departments. Each customer also approved the inclusion of its case study in the Registration Statement and the claims contained therein are therefore supported directly by each customer’s own account to us of the results they achieved with the Company’s solution.

39.	You disclose that the results of the customer case studies may not represent typical or future outcomes. If these results are not typical outcomes, please explain why they are included in the registration statement, or remove this portion of the disclaimer.

Mark P. Shuman September 12, 2013 Page 15

RESPONSE: The Company has revised its disclosure on pages 80, 81, 82 and 83 of the Amendment in response to the Staff’s comment to remove the disclaimer.

Competition, page 74

40.	On page 4, you state that while the global trade software market is fragmented, you believe some participants may have “best-of-breed solutions” to specific problems. Please tell us whether you have considered expanding your discussions of global trade software vendors to provide more detailed descriptions of the nature, and extent of competition in this segment, and whether you have considered identifying any competitors in this space. Please also consider expanding to provide more detailed descriptions of your competitive advantages and disadvantages.

RESPONSE: The Company has revised its disclosure on page 80 of the Amendment in response to the Staff’s comment. The Company informs the Staff that the Registration Statement discloses the names of its enterprise resource planning competitors, Oracle and SAP, and while the Company considered disclosing examples of GTM vendor competitors, it decided against doing so because this market is highly fragmented compared to the enterprise resource planning market, and therefore the name of any individual competitor would not be as material, familiar or helpful to investors. In addition, the Company respectfully submits that the revised disclosure under “Business—Competition” and elsewhere in the “Business” section of the Amendment discloses the Company’s material competitive advantages and disadvantages.

Management Compensation Committee Interlocks and Insider Participation, page 84

41.	Please expand your disclosure to disclose any transactions that occurred during your last fiscal year with respect to the promissory notes discussed on page 93. Refer to 407(e) of Regulation S-K.

RESPONSE: The Company informs the Staff that no transactions have occurred during its last fiscal year with respect to the promissory notes, however, it expects that transactions will occur prior to the public filing of the Registration Statement and the Company undertakes to revise the Registration Statement accordingly at such time as they occur.

Executive Compensation Summary Compensation Table, page 86

42.	For each of your named executive officers please briefly explain why they received the option awards in the most recently completed year and disclose the manner that the basis on which the number of the underlying shares was computed.

RESPONSE: The Company supplementally advises the Staff that its compensation committee determines whether to grant option awards and in what quantity to grant them. The committee considers a variety of factors in making this determination, including an executive officer’s recent and legacy contribution to the Company’s growth, future corporate goals and average compensation levels of officers of similar rank at peer firms. Each year for last three years the Company’s compensation committee has engaged the services of an independent, nationally recognized compensation consultant. The number of option awards granted by the compensation committee during that time were never greater than the number recommend by the consultant.

Mark P. Shuman September 12, 2013 Page 16

Consolidated Financial Statements Consolidated Balance Sheets, page F-3

43.	We note the automatic conversion of your preferred stock upon the completion of the offering. We further note that you plan to use a portion of the offering proceeds to make dividend payments to your preferred stockholders. Please revise to include a pro forma balance sheet (excluding the effects of the offering) alongside the historical balance sheet, giving effect to the change in capitalization and the distribution accrual (but not the offering proceeds). Footnote disclosures to this presentation should clarify the status of your redeemable convertible preferred stock and dividend payment as a result of your initial public offering.

RESPONSE: In response to the Staff’s comment, the Company has revised page F-3 to include pro forma balance sheet (excluding the effects of the offering) alongside the historical balance sheet, giving effect to the change in capitalization and the distribution accrual (but not the offering proceeds). The Company has also revised disclosure on pages F-8, F-26 and F-27 to clarify that the pro forma balance sheet has been adjusted to reflect the conversion of the Series A, B, C, D, and E preferred stock as well as the dividend payment that will be made in connection with the initial public offering.

Consolidated Statements of Operations, page F-4

44.	In addition to the pro forma information noted in the comment above, pro forma earnings per share for the latest year and interim period should be presented in the statements of operations giving effect to the conversion of the preferred stock to comment stock. Also, if the preferred stock dividend is to be paid out of proceeds of the offering rather than from the current year’s earnings, pro forma per share data should be presented (for the latest year and interim period) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical earnings per share. Similar pro forma information should also be provided throughout the filing where appropriate.

RESPONSE: In response to the Staff’s comment, the Company has revised page F-4 to include pro forma earnings per share for the latest year and interim period giving effect to the conversion of the Series A, B, C, D, and E preferred stock to common stock. The dividend to be paid to the holders of the Series A, B, C, D and E preferred stock in connection with the initial public offering will be paid out of proceeds of the offering. Once the proceeds per share is known, future filings will be updated to give effect to the number of shares whose proceeds are necessary to pay the dividend. The Company has also revised disclosure on page F-27 has been updated to reflect the conversion of the Series A, B, C, D, and E preferred stock to common stock.

Mark P. Shuman September 12, 2013 Page 17

Note 2. Summary of Significant Accounting Policies and Practices (f) Cash and Cash Equivalents, page F-10

45.	You disclose that cash and cash equivalents consist of amounts held in money market accounts. Please reconcile this with the line item labeled as “money market fund” in your fair value hierarchy table on page F-11. Please advise.

RESPONSE: In response to the Staff’s comment, the Company has revised page F-10 to clarify the components of its cash and cash equivalents at June 30, 2013 and December 31, 2011 and 2012.

(f) Fair Value of Financial Instruments and Fair Value Measurements, page F-10

46.	We note that the fair value of the warrant liability is based on Level 3 inputs. Please revise your disclosures to include a reconciliation of the warrant liability. We refer you to ASC 820-10-50-2(c).

RESPONSE: In response to the Staff’s comment, the Company has revised page F-12 to include a reconciliation of the warrant liability measured at fair value on a recurring basis using unobservable inputs.

(k) Goodwill, page F-13

47.	We note your disclosure that as a result of your annual goodwill impairment test performed as of December 31, 2012, you determined that goodwill was not impaired as the fair value exceeded its carrying value. Please tell us the percentage by which fair value of your reporting unit exceeded its carrying value. To the extent that your reporting unit’s estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please revise to disclose, in your critical accounting policies in your MD&A, the percentage by which fair value exceeded carrying value as of the date of the most recent test. If your reporting unit is not at risk of failing step one, please revise to disclose this fact.

RESPONSE: The Company informs the Staff that based on its annual goodwill impairment test performed as of December 31, 2012, the fair value of its reporting unit exceeded its carrying value by 265%, representing a substantial excess over the carrying value. In response to the Staff’s comment, the Company has revised page F-14 to indicate that the fair value substantially exceeded the carrying value and that the Company’s reporting unit is not at risk of failing step one of the goodwill impairment test.

(p) Revenue, page F-14

48.	We note from your disclosures on page 38 that the subscription fees typically begin the first month following the contract execution, whether or not you have completed the solution’s implementation. Please describe the nature of the implementation services provided and whether you consider these services to be essential to the functionality of the subscription services. See SAB 13(A)(3)(c).

Mark P. Shuman September 12, 2013 Page 18

RESPONSE: The Company supplementally informs the Staff the following relating to its services provided to its customers. The Company’s implementation services integrate the subscription into a customer’s existing workflow and ERP systems. Typical implementation services include the following: (i) planning, (ii) data migration, (iii) integration and configuration, (iv) testing, and (v) deployment. The Company does not consider such services to be essential to the functionality of the related subscription services. This determination is based on the following:

•	The implementations do not significantly change the features or functionality of the related software;

•	Complex interfaces are not required in order for the software to properly integrate with a customer’s ERP system; and

•	The implementation services could be performed by other vendors.

Additionally, the Company informs the Staff that it has revised its disclosure on page F-15 of the Amendment in response to the Staff’s comment.

(u) Geographic Information, page F-17

49.	Please tell us what consideration you gave to the disclosures required by ASC 280-10-50- 41(b).

RESPONSE: The Company has revised its disclosure on page F-18 of the Amendment in response to the Staff’s comment to indicate that approximately one percent of all long lived assets are located outside of the United States.

Note 5. Income Taxes, page F-21

50.	Please revise to separately disclose the components of income/(loss) before income tax expense as domestic and foreign operations. We refer you to Rule 4-08(h) of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company has revised page F-22 to include the components of loss before income tax expense (benefit) as either domestic or foreign.

51.	Please tell whether you have any undistributed earnings from foreign subsidiaries and if so, please disclose the amount of the undistributed earnings and the unrecognized deferred tax liability related to the undistributed earnings. We refer you to ASC 740-30- 50-2.

RESPONSE: The Company informs the Staff that it has a subsidiary in India and a subsidiary in the UK. The Indian entity is treated as a branch for U.S. tax purposes. As such, all income attributable to the Indian branch is currently recognized in the U.S. As it relates to the Company’s UK subsidiary, there are not any significant undistributed earnings due to the U.S. parent.

Mark P. Shuman September 12, 2013 Page 19

Note 7. Debt, page F-23

52.	Please revise to disclose the warrant liability and change in fair value for the interim periods ended March 31, 2013 and 2012.

RESPONSE: In response to the Staff’s comment, the Company has revised page F-12 to include the warrant liability amount as of June 30, 2013 as well as the change in fair value for the six months ended June 30, 2013.

Note 8. Stockholders’ Equity

(m) Restricted Stock, page F-26

53.	We note your disclosures regarding the sale of restricted stock to certain members of management and that there are repurchase rights and non-recourse loans related to the shares. Please describe for us, in detail, your accounting for these restricted shares and specifically address how the repurchase rights and nonrecourse loans impacted your accounting. Please refer to the authoritative guidance you relied. As part of your response, tell us whether these awards are classified as liabilities or equity and explain your basis for the classification.

RESPONSE: As described in the note 8(m) to the consolidated financial statements, in January and October 2005, the Company sold 1,296,581 and 2,361,298 shares of common stock, respectively, at a purchase price of $0.0001 per share to certain members of management. The shares are subject to repurchase by the Company under certain conditions, including termination of employment or in the event of a corporate transaction, as defined. The repurchase rights lapsed with respect to 50% of the shares purchased over a period of four years. The repurchase rights for the remaining shares lapse upon the closing of the earlier of a corporate transaction, as defined, or the initial public offering of the common stock of the Company based upon the aggregate sale price of the Company in the event of a corporate transaction, or an initial public offering. Further, in connection with the purchase of these shares, the Company loaned, on a nonrecourse basis, an aggregate of $960,599 to the purchasers of the shares to satisfy the related tax liabilities incurred by the purchasers. The loans bear interest at an annual rate of 4.75% and are repayable upon the earlier of (i) 15 years following the date of the loans or (ii) upon each sale or other disposition by the purchasers of any shares to a third party, until the balance of the loans has been paid in full. The Company’s sole remedy with respect to the unpaid principal and interest on the loans is to cause an adequate number of the purchased shares to be returned to the Company in complete satisfaction of the balance due.

The authoritative guidance relied upon when the notes were issued was, Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and EITF 95-16: Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25 (EITF 95-16).

The accounting for these shares of restricted stock is as follows. First, as it relates to the shares that vested over a period of four years, the ultimate amount to be paid for these shares is not fixed since the notes are pre-payable. Accordingly, variable accounting has been applied and liability classification is appropriate. As such, in each accounting period since issuance, the

Mark P. Shuman September 12, 2013 Page 20

vested portion of these awards were marked-to-market reduced by the value of the loans issued in connection with the purchase of these shares as that amount effectively represents the exercise price associated with these shares and recorded as compensation expense.

Second, as it relates to the shares that vest upon the closing of the earlier of a corporate transaction, as defined, or an initial public offering, there has been no accounting for the these shares to date other than recording the shares issued and the proceeds received. When the ultimate exercisability of an award is contingent on the occurrences of certain events, such as an initial public offering, recognition of the related costs is not appropriate until the occurrence or consummation of such events because the vesting of such awards is not deemed probable until that time. Accordingly, compensation cost associated with these shares will be measured and recognized immediately subsequent to the vesting condition being met reduced by the value of the loans issued in connection with the purchase of these shares as that amount effectively represents the exercise price associated with these shares.

In addition, due to the non-recourse nature of the promissory notes issued in connection with these shares, the value of the notes at the time they were issued was recorded as compensation expense in 2005.

54.	In addition, please tell us your consideration of presenting pro forma earnings per share data giving effect to the lapse of the remaining repurchase rights and vesting of the restricted stock upon the completion of the offering.

RESPONSE: The Company has revised its disclosure to note 10 to the consolidated financial statements in the Amendment in response to the Staff’s comment to give effect to the lapse of the remaining repurchase rights and the vesting of the restricted stock upon the completion of the offering with respect to pro forma earnings per share information.

Note 9. Stock Option Plan, page F-28

55.	Please revise to provide the disclosures required by ASC 718-10-50-2(d)(2) and (e).

RESPONSE: The Company has revised its disclosure to note 9 to the consolidated financial statements in the Amendment in response to the Staff’s comment.

Note 10. Net Loss per Share, page F-31

56.	Please tell us and disclose whether the preferred shareholders have a contractual obligation to share in the losses of the company. We refer you to ASC 260-10-45-68.

RESPONSE: The Company informs the Staff the preferred shareholders have no contractual obligation to share in the losses of the Company. In response to the Staff’s comment, the Company has revised page F-31 to include a statement to that effect.

Mark P. Shuman September 12, 2013 Page 21

Note 13. Subsequent Events, page F-32

57.	Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. See ASC 855-10-50-1.

RESPONSE: In response to the Staff’s comment, the Company has revised page F-32 to disclose the date through which the Company evaluated subsequent events, which is the date the financial statements were issued.

Additional Information for the Staff

58.	On September 3, 2013, we acquired all of the stock of Sunrise International, Ltd., a Barbados company and the sole stockholder of EasyCargo (Shanghai) Co., Ltd. Below please find our analysis determining that the acquired entity does not represent a significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X or SAB 80.

ANALYSIS: The Company advises the Staff that it has performed its analysis of the EasyCargo (Shanghai) Co., Ltd. acquisition and has determined that the acquired entity does not represent a significant subsidiary pursuant to Rule 1-02 (w) of Regulation S-X (substituting 20% for 10% in each significance test as provided by Rule 3-05 of Regulation S-X) or SAB 80. The investment test was calculated at 9.5% significance, based upon consolidated total assets of the Company as of December 31, 2012 of $54.8 million and total consideration transferred of $5.2 million. The asset test was calculated at 1.0% significance, based upon total assets of the acquiree at December 31, 2012 of $0.6 million and consolidated total assets of the Company as of December 31, 2012 of $54.8 million. The income test was calculated at 16.9% significance, based upon loss before income taxes of the acquiree of $302,000 for the year ended December 31, 2012 and the absolute value of the Company’s loss before income taxes of $1.8 million for the year ended December 31, 2012. All three of the tests resulted in significance of less than 20%, and therefore no historical financial statements of the acquiree are required to be included in the Registration Statement.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark P. Shuman September 12, 2013 Page 22

Thank you for reviewing the Amendment. Should you have any questions, please do not hesitate to contact Victor H. Boyajian at (212) 768-5349 or me at (212) 398-5787.

Sincerely,

/s/ Ira L. Kotel

Ira L. Kotel, Esq.

Enclosures

cc:

James W. Preuninger

Thomas E. Conway

Elliot Brecher, Esq.

Amber Road, Inc.

Kenneth J. Gordon, Esq.

Michael C. Wong, Esq.

Goodwin Procter LLP

Victor H. Boyajian, Esq.

Marc H. Mandel, Esq.

Dentons US LLP